FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                       Chief Financial Officer
                       Teva Pharmaceutical Industries Ltd.
                       (011) 972-2-589-2840
                Bill Fletcher
                       President and CEO
                       Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
                Dorit Meltzer
                       Director, Investor Relations
                       Teva Pharmaceutical Industries Ltd.
                       (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF METFORMIN HCL ER TABLETS

Jerusalem, Israel, June 18, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the company's ANDA for Metformin HCl Extended-Release Tablets, 500 mg. Shipment of this product will begin immediately.

Today's approval follows a decision by Teva's strategic partner, IMPAX Laboratories, Inc. (Nasdaq:IPXL) to selectively waive its 180-day exclusivity in favor of Teva. The two companies will share in the profits of Teva's product as provided for in the Strategic Alliance Agreement signed in June 2001.

Metformin HCl Extended-Release Tablets, 500 mg are the AB-rated generic equivalent of Bristol-Myers Squibb's Glucophage XR Tablets, 500 mg, a treatment for type 2 diabetes. Total annual sales of the product, including brand and generic sales, are approximately $430 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: June 18, 2004